

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2026

Martin K. Birmingham
Chief Executive Officer
Financial Institutions, Inc.
220 Liberty Street
Warsaw, NY 14569

> **Re: Financial Institutions, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 30, 2026**
> **File No. 333-293081**

Dear Martin K. Birmingham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Benjamin M. Azoff